Exhibit 12
TEXTRON FINANCIAL CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended
	September 30, 2010

	(Dollars in millions)

Loss before income taxes	$(283)

Fixed Charges:

Interest on debt	96

Estimated interest portion of rents	2

Total fixed charges	98

Adjusted loss	$(185)

Ratio of earnings to fixed charges (1)	(1.90	)x

(1) The ratio of earnings to fixed charges has been computed by dividing loss before income taxes and fixed charges by fixed charges. Fixed charges consist of interest on debt and one-third rental expense as representative of interest portion of rentals. Additional earnings of $283 million would have been necessary to bring the ratio of earnings to fixed charges to 1.0.